UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Groupe Les Echos




5 November 2007


Statement regarding Groupe Les Echos


Pearson today announces that it has signed an agreement to sell Groupe Les Echos SA to LVMH for EUR240m in cash.

This follows today's ruling by the Tribunal de Grande Instance in Paris. It concluded that Pearson's consultation process with the Works Council of Les Echos has been satisfactorily completed.

The agreement between Pearson and LVMH includes a series of measures to protect editorial independence and jobs at Les Echos, which were first published on 23 July 2007.

Pearson and LVMH expect to complete the transaction towards the end of the year. In 2006, Groupe Les Echos contributed EUR126m of sales and EUR10m of operating profit to Pearson.

Groupe Les Echos includes Les Echos, France's leading business newspaper; lesechos.fr, France's leading business media website; Enjeux, a leading business magazine; and other specialist financial information services.


For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310


Notes to editors:

The agreement between Pearson and LVMH incorporates a series of measures to protect editorial independence and jobs. These include:


Editorial quality and independence

The editorial independence arrangements, which will be incorporated into the statutes of Les Echos, include the following:

1. An 11 member supervisory board will be established, which will include three independent members and the editor-in-chief of Les Echos.

2. The three independent members will be appointed by the Company's shareholders from candidates agreed unanimously by a committee comprised of representatives of LVMH and the Society of Journalists of Les Echos.

3. Neither Mr. Eric Izraelewicz, nor any future editor-in-chief of Les Echos, may be dismissed by the Supervisory Board without the approval of at least two independent members.

4. Any future editor-in-chief will be nominated by LVMH subject to the approval of the supervisory board, including at least two independent members, unless the appointment is vetoed by a majority of journalists at Les Echos.

5.   The same will apply to the editor-in-chief of "Enjeux".

6. An ethical charter - a high level framework for the protection of editorial quality and independence - will be agreed by LVMH, Pearson and the Society of Journalists.

7. An Editorial Independence Committee will be established, consisting of two members of the supervisory board representing LVMH; two of the independent members and two members appointed by the Society of Journalists. Its role will be to ensure that the values of the ethical charter are upheld. The Committee will consider complaints from any editor or journalist regarding any alleged breach of the editorial independence by the shareholders. If the Editorial Independence Committee upholds a complaint, the Committee will require the Editor-in-Chief to publish the complaint prominently in the newspaper and the affected journalists may exercise their 'Clause de Conscience', which allows them to resign and receive a dismissal payment.

8. These editorial independence arrangements can only be changed with the approval of two of the three independent members.

Employment

1.   There will be no redundancies of Les Echos people for at least four years.

2. The terms of the existing collective agreements will be maintained for at least five years.

3. All employees entitled to exercise their 'Clause de Cession' right, which allows them to resign and receive a dismissal payment as a result of the sale, will have the right to do so for two years from the closing.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 05 November 2007


                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary